UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 24, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the following legal entity financial information for half year ended June 30th, 2020, which appears immediately following this page:

1.      UBS Group AG standalone financial information

2.      UBS Switzerland AG standalone interim financial statements

UBS Group AG standalone

Financial information for the six months ended 30 June 2020

Table of contents
UBS Group AG standalone
1	Income statement
1	Balance sheet
2	Basis of accounting

Appendix
3	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich, London,
New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists
from our offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives inquiries regarding  compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary’s office, is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside the US               +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG standalone

Income statement
	USD million		CHF million
	Year-to-date		Year-to-date
	30.6.20	30.6.19	30.6.20	30.6.19
Dividend income from the investment in UBS AG	2,550	3,250	2,462	3,312
Other operating income	911	317	875	319
Operating income	3,461	3,567	3,337	3,630
Operating expenses	901	253	866	252
Operating profit / (loss) before tax	2,560	3,314	2,472	3,379
Tax expense / (benefit)	1	0	1	0
Net profit / (loss) for the period	2,559	3,314	2,471	3,379

Balance sheet
	USD million		CHF million
	30.6.20	31.12.19	30.6.20	31.12.19

Assets
Current assets	7,767	4,682	7,356	4,533
Non-current assets	86,745	88,346	82,157	85,530
of which: investment in UBS AG	40,889	40,889	38,727	39,586
Total assets	94,512	93,028	89,513	90,063

Liabilities
Short-term liabilities	7,256	4,649	6,872	4,501
Long-term liabilities	46,791	48,927	44,316	47,368
Total liabilities	54,047	53,576	51,189	51,869
of which: Deferred Contingent Capital Plan	1,546	1,838	1,464	1,779
of which: other deferred compensation plans	2,040	2,369	1,932	2,293

Equity
Share capital¹	393	393	386	386
General reserve²	27,698	28,352	27,099	27,730
of which: statutory capital reserve	27,698	28,352	27,099	27,730
of which: capital contribution reserve	27,698	28,352	27,099	27,730
of which: special dividend reserve within capital contribution reserve	654	0	631	0
Special dividend reserve²	654	0	631	0
Voluntary earnings reserve²	12,734	10,682	11,249	9,937
Treasury shares	(3,574)	(3,297)	(3,511)	(3,244)
Reserve for own shares held by subsidiaries	0	1	0	1
Net profit / (loss)	2,559	3,320	2,471	3,384
Equity attributable to shareholders	40,465	39,452	38,325	38,194
Total liabilities and equity	94,512	93,028	89,513	90,063

1 Refer to “UBS shares” in the “Capital management” section of the UBS Group AG second quarter 2020 report for information about UBS Group AG shares.    2 During the second quarter of 2020, as approved by the Annual General Meeting held on 29 April 2020, the payment of an ordinary cash dividend of USD 0.365 (gross) per dividend-bearing share, totaling USD 1,308 million, was made, half of it from the capital contribution reserve within the general reserve and the other half from total profit available for appropriation. Furthermore, an appropriation to a special dividend reserve has been made for the same amount of USD 0.365 (gross) per dividend-bearing share totaling USD 1,308 million, half of it within capital contribution reserve within the general reserve and the other half from total profit available for appropriation. The remaining amount of total profit available for appropriation (i.e., USD 2,012 million from USD 3,320 million) has been appropriated to the voluntary earnings reserve.

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). More information about the accounting policies applied for the standalone financial statements of UBS Group AG is provided in Note 2 to the UBS Group AG standalone financial statements in the Annual Report 2019.

In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2019, except for the following items: Upon disposal of treasury shares or settlement of related share awards, any realized gain or loss is recognized in Voluntary earnings reserve. Realized gains and losses from settlement of share awards represent the difference between the acquisition cost of the UBS Group AG shares and the grant date fair value of the share awards. For the six months ended 30 June 2020, a net gain of USD 39 million (CHF 38 million) from settlement of share awards was recognized in Voluntary earnings reserve (2019 comparative period: a net loss of USD 180 million (CHF 179 million) was recognized in the Income statement under the previously applied accounting policy). UBS deems the revised prospectively applied accounting policy a more reliable presentation of the related gains and losses.

This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Group AG included in the Annual Report 2019.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2019, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

UBS Switzerland AG standalone

Interim financial statements for the six months ended 30 June 2020

Table of contents
UBS Switzerland AG standalone interim financial statements
7	Income statement
8	Balance sheet
9	Basis of accounting
10	Joint and several liability

Appendix
11	Cautionary statement

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich, London,
New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Switzerland AG standalone interim financial statements

Income statement
	For the quarter ended			Year-to-date
CHF million	30.6.20	31.3.20	30.6.19	30.6.20	30.6.19
Interest and discount income¹	791	837	841	1,628	1,677
Interest and dividend income from financial investments	30	38	37	69	76
Interest expense²	(41)	(79)	(107)	(120)	(213)
Gross interest income	780	797	771	1,577	1,539
Credit loss (expense) / recovery	(9)	(68)	3	(77)	5
Net interest income	772	729	774	1,501	1,544
Fee and commission income from securities and investment business	824	950	839	1,775	1,687
Credit-related fees and commissions	44	49	40	94	87
Other fee and commission income	154	181	204	335	398
Fee and commission expense	(210)	(226)	(334)	(437)	(421)
Net fee and commission income	812	955	749	1,767	1,751
Net trading income	229	139	212	368	448
Net income from disposal of financial investments	19	11	3	30	3
Dividend income from investments in subsidiaries and other participations	16	0	15	16	15
Sundry ordinary income	66	58	62	123	116
Sundry ordinary expenses	(1)	(4)	(3)	(5)	(5)
Other income from ordinary activities	99	64	77	163	128
Total operating income	1,912	1,887	1,812	3,799	3,871
Personnel expenses	489	613	497	1,103	1,007
General and administrative expenses	760	829	799	1,588	1,614
Subtotal operating expenses	1,249	1,442	1,296	2,691	2,621
Depreciation and impairment of property, equipment and software	13	13	9	26	17
Amortization and impairment of goodwill and other intangible assets	0	263	263	263	525
Changes in provisions and other allowances and losses	(2)	3	51	1	55
Total operating expenses	1,260	1,720	1,618	2,980	3,218
Operating profit	652	167	194	819	653
Tax expense / (benefit)	128	37	51	165	151
Net profit / (loss) for the period³	524	130	142	654	502

1 Interest and discount income includes negative interest income on financial assets of CHF 6 million, CHF 6 million and CHF 41 million for the quarters ended 30 June 2020, 31 March 2020 and 30 June 2019, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 72 million, CHF 65 million and CHF 53 million for the quarters ended 30 June 2020, 31 March 2020 and 30 June 2019, respectively.    3 Net profit for the periods ended 30 June 2020 and 31 March 2020 does not include the share of profit of a portion of Global Wealth Management’s international business, see the “Basis of accounting” section below.

Balance sheet
CHF million	30.6.20	31.3.20	31.12.19

Assets
Cash and balances at central banks	73,129	68,578	58,984
Due from banks	3,284	6,451	4,466
Receivables from securities financing transactions	1,917	2,392	12,136
Due from customers	47,298	43,951	39,575
Mortgage loans	154,863	154,154	152,591
Trading portfolio assets	1,913	2,083	1,679
Derivative financial instruments	2,868	3,301	2,085
Financial investments	17,676	17,150	11,928
Accrued income and prepaid expenses	250	233	189
Investments in subsidiaries and other participations	85	69	68
Property, equipment and software	480	421	372
Goodwill and other intangible assets	0	0	263
Other assets	493	675	678
Total assets	304,256	299,459	285,014
of which: subordinated assets	1	2	1

Liabilities
Due to banks	30,137	27,014	27,344
of which: total loss-absorbing capacity eligible	15,594	15,619	15,626
Payables from securities financing transactions	651	491	547
Due to customers	247,284	244,562	231,693
Trading portfolio liabilities	614	1,243	371
Derivative financial instruments	1,526	1,881	1,092
Loans from central mortgage institutions	8,334	8,291	8,308
Accrued expenses and deferred income	659	447	748
Other liabilities	2,326	2,539	2,099
Provisions	147	189	139
Total liabilities	291,679	286,656	272,341

Equity
Share capital	10	10	10
General reserve	11,624	11,624	11,624
of which: statutory capital reserve	11,624	11,624	11,624
of which: capital contribution reserve	11,624	11,624	11,624
Voluntary earnings reserve	289	0	0
Profit / (loss) carried forward	0	1,039	0
Net profit / (loss) for the period	654	130	1,039
Total equity	12,577	12,803	12,673
Total liabilities and equity	304,256	299,459	285,014
of which: subordinated liabilities	15,614	15,650	4,729
of which: subject to mandatory conversion and/or debt waiver	15,614	15,650	4,729

Balance sheet (continued)
CHF million	30.6.20	31.3.20	31.12.19

Off-balance sheet items
Contingent liabilities, gross	9,263	10,945	12,338
Sub-participations	(1,067)	(1,080)	(1,120)
Contingent liabilities, net	8,195	9,865	11,218
of which: guarantees to third parties related to subsidiaries	13	12	10
of which: credit guarantees and similar instruments	2,612	4,036	5,023
of which: performance guarantees and similar instruments	2,359	2,392	2,302
of which: documentary credits	3,212	3,425	3,882
Irrevocable commitments, gross	17,713	11,158	10,580
Sub-participations	(7)	(4)	(4)
Irrevocable commitments, net	17,706	11,154	10,576
of which: loan commitments	16,830	10,278	9,700
of which: payment commitment related to deposit insurance	876	876	876
Forward starting transactions¹	191	1,459	0
of which: reverse repurchase agreements	96	735	0
of which: repurchase agreements	96	724	0
Liabilities for calls on shares and other equity instruments	50	43	43
1 Cash to be paid in the future by either UBS or the counterparty.

Basis of accounting

The UBS Switzerland AG standalone financial statements are prepared in accordance with the interim reporting requirements of Swiss GAAP (FINMA Accounting Ordinance, FINMA Circular 2020/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the Annual Report 2019. Major differences between Swiss GAAP and IFRS are described in Note 38 to the consolidated financial statements of UBS Group AG. Further information about the accounting policies applied for the standalone financial statements of UBS Switzerland AG is provided in Note 2 to the UBS Switzerland AG standalone financial statements as of 31 December 2019.

In preparing the interim financial statements for UBS Switzerland AG, the same accounting policies and methods of computation have been applied as in the annual standalone financial statements as of 31 December 2019.

In the second quarter of 2019, the beneficial ownership of a portion of Global Wealth Management international business booked in Switzerland was transferred from UBS Switzerland AG to UBS AG to further optimize Group legal and operational structures. The transfer was made in the form of a dividend in kind in the amount of CHF 2.1 billion. We expect full legal transfer to take place before the end of 2022. The compensation of UBS AG for its share of the net profits for the first half year of CHF 212 million is reflected in Fee and commission expense.

The interim financial statements are unaudited and should be read in conjunction with the audited 2019 standalone financial statements of UBS Switzerland AG, available under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, which were transferred to UBS Switzerland AG.

Similarly under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 30 June 2020, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to approximately CHF 11 billion compared with CHF 17 billion as of 31 December 2019. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 30 June 2020, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table on the previous page does not include any exposure arising under this joint and several liability.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the Annual Report 2015 for more information

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2019, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

Name: Todd Tuckner

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

Name: Todd Tuckner

Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

Date:  July 24, 2020